SECURITIES AND EXCHANGE COMMISSION
                  Washington, D. C.  20549


                       SCHEDULE 13D/A
          Under the Securities Exchange Act of 1934
                       Amendment No. 1


                  GENOME THERAPEUTICS CORP.
            (f/n/a COLLABORATIVE RESEARCH, INC.)
                      (Name of Issuer)


           COMMON STOCK, par value $0.10 per share
               (Title of Class of Securities)

                         372430-10-8
                       (CUSIP Number)


                        John Scriven
             Vice President and General Counsel
                  The Dow Chemical Company
                       2030 Dow Center
                   Midland, Michigan 48674
                       (517) 636-1000
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)



                      January 15, 1996
   (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].


Check the following box if a fee is being paid with this statement [ ].


                    CUSIP No. 372430-10-8


1)  Name of Reporting Person and its                  The Dow Chemical Company
    I.R.S. Identification No.                         I.R.S. Identification No.
                                                      38-1285128.


2)  Check the Appropriate Box if a                    (a)     [    ]
    Member of a Group                                 (b)     [    ]


3)  SEC Use Only


4)  Source of Funds                                   WC


5)  Check Box if Disclosure of Legal
    Proceedings is Required Pursuant                  [    ]
    to Items 2(d) or 2(e)


6)  Citizenship or Place of Organization              Delaware


Number of       7) Sole Voting Power                  197,305
Shares
Beneficially    8) Shared Voting Power                0
Owned by
Each            9) Sole Dispositive Power             197,305
Reporting
Person With    10) Shared Dispositive Power           0


11) Aggregate Amount Beneficially                     197,305
    owned by Each Reporting Person
    as of January 15, 1996

12) Check Box if the Aggregate Amount                 [    ]
    in Row (11) Excludes Certain Shares


13) Percent of Class Represented by                   1.4 %
    Amount in Row (11) as of
    January 15, 1996


14) Type of Reporting Person                          CO


This Amendment No. 1 to the Schedule 13D is being filed to reflect recent sales of the common stock, par value $0.10 per share (the "Common Stock"), of Genome Therapeutics Corp. (formerly known as Collaborative Research, Inc.) (the "Issuer") by The Dow Chemical Company ("Dow"). As a result of these sales, Dow has ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer, thereby terminating Dow's obligation to report any further changes in its ownership thereof.


Item 1.  Security and Issuer

This statement relates to the Common Stock of the Issuer, whose principal executive offices are located at 100 Beaver
Street, Waltham, MA  02154.

Item 2.  Identity and Background

Dow was incorporated in 1947 under Delaware law and is the successor to a Michigan corporation of the same name organized in 1897. Dow is engaged in the manufacture and sale of chemicals, plastic materials, agricultural and consumer products, and other specialized products. Its principal executive offices are located at 2030 Dow Center, Midland, Michigan 48674, telephone (517) 636-1000. Except as otherwise indicated by the context, the term "Dow" as used herein means The Dow Chemical Company and its consolidated subsidiaries.

A list of certain of Dow's Executive Officers, all having business addressees which are the same as Dow's principal executive offices, is set forth below:

     Chairman of the Board                   Frank P. Popoff
     President and CEO                       William S.Stavropoulos
     Financial Vice President, Treasurer
         and Chief Financial Officer         J. Pedro Reinhard
     Executive Vice President                Enrique C. Falla
     Group Vice President                    Anthony J. Carbone
     Group Vice President                    Michael D. Parker

A list of the Dow's Directors, their addresses and their principal occupation or employment is noted below:

     Jacqueline K. Barton                    Allan D. Gilmour
     California Institute of Technology      The Dow Chemical Company
     Division of Chem. & Chem. Engr.         2020 Dow Center
     Mail Code 127-72                        Midland, MI  48674
     Pasadena, CA  91125

     David T. Buzzelli                       William J. Neely
     The Dow Chemical Company                The Dow Chemical Company
     2020 Dow Center                         2030 Dow Center
     Midland, MI  48674                      Midland, MI  48674

     Anthony J. Carbone                      Michael D. Parker
     The Dow Chemical Company                The Dow Chemical Company
     2020 Dow Center                         2020 Dow Center
     Midland, MI  48674                      Midland, MI  48674

     Fred P. Corson                          Frank P. Popoff
     The Dow Chemical Company                The Dow Chemical Company
     2020 Dow Center                         2020 Dow Center
     Midland, MI  48674                      Midland, MI  48674

     Willie D. Davis                         J. Pedro Reinhard
     All Pro Broadcasting, Inc.              The Dow Chemical Company
     161 N. LaBrea Avenue                    2020 Dow Center
     Inglewood, CA  90301                    Midland, MI  48674

     Michael L. Dow                          Harold T. Shapiro
     Michael L. Dow, Associates              Princeton University
     General Aviation Building               1 Nassau Hall
     Capital City Airport                    Princeton, NJ  08544
     Lansing, MI  48906

     Joseph L. Downey                        William S. Stavropoulos
     The Dow Chemical Company                The Dow Chemical Company
     2020 Dow Center                         2020 Dow Center
     Midland, MI  48674                      Midland, MI  48674

     Enrique C. Falla                        Paul G. Stern
     The Dow Chemical Company                Thayer Capital Partners
     2020 Dow Center                         901 Fifteenth Street, N.W.
     Midland, MI  48674                      Washington, DC  20005

     Barbara H. Franklin
     Barbara Franklin Enterprises
     2600 Virginia Avenue NW
     Washington, DC  20037

Of the foregoing Executive Officers and Directors, all are United States citizens except J. Pedro Reinhard and Michael
D. Parker who are citizens of Brazil and Great Britain, respectively.

During the past five years, none of the foregoing Executive Officers or Directors has been convicted in criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in any such Executive Officers or Directors being made subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On August 1, 1981, Dow entered into a stock purchase agreement with the Issuer whereby it acquired 357,140 shares of the Issuer's Common Stock for a total price of $5,000,000. At the same time, Dow paid the Issuer $100,000 for a warrant (the "Warrant") entitling Dow to purchase, through July, 1986, an additional 420,165 shares of the Issuer's Common Stock for $2.38 per share, as adjusted for certain anti-dilution provisions.

The above agreements contain covenants relating to, among other things: restrictions on the Issuer's payment of any dividends until September, 1984; Dow's right to participate in certain future private placements of the Issuer's Common
Stock; Dow's right in the future to require the Issuer to file a registration statement for the sale of an underwritten offering of the Issuer's Common Stock with a minimum market value of $5,000,000; and the furnishing of certain information to Dow until September, 1984 with respect to new products or processes that are within Dow's specifically defined area of interest.

Dow exercised its rights to purchase 420,165 shares of the Issuer's Common Stock on July 1, 1986 by notifying the
Issuer of Dow's intent to exercise in whole its rights pursuant to the Warrant. All funds, including those referred to in the first paragraph of this Item 3, were generated from working capital.

From April 17, 1995 through January 15, 1996, Dow has sold
580,000 shares of the Issuer's Common Stock, thus reducing its ownership interest to 197,305 shares.

Item 4.  Purpose of Transaction

Dow's acquisition of shares of the Common Stock of the Issuer was made as an investment pursuant to a resolution of Dow's Board of Directors. Dow may continue to buy and sell shares of the Issuer's Common Stock as economic conditions and its own internal decision making policies dictate.

Item 5.  Interest in Securities of the Issuer

   (a) As of January 15, 1996 Dow owns 197,305 shares of the Common Stock of the Issuer, representing 1.4%.

   (b) The response to this Item 5(b) is contained in Items 7, 8, 9 and 10 of the cover which is hereby incorporated by reference.

   (c) From April 17, 1995 through January 15, 1996 the following number of shares of the Common Stock of the Issuer were sold by Dow in open mutual transactions at the price per share indicated:

Date                No. of Shares       $/Share

4/17/95             10,000              $4.50
4/27/95             10,000              $4.50
5/08/95             10,000              $4.5625
5/22/95             20,000              $4.9375
5/22/95             20,000              $5.75
5/23/95             10,000              $5.75
5/23/95             20,000              $6.00
5/23/95             10,000              $6.00
6/09/95             10,000              $6.00
8/18/95             10,000              $5.75
8/21/95             10,000              $5.75
8/22/95             95,000              $6.4343
8/23/95             20,000              $7.50
8/28/95              5,000              $7.875
9/01/95             10,000              $8.125
9/01/95             15,000              $8.25
9/01/95              5,000              $8.375
9/29/95             10,000              $8.00
9/29/95             10,000              8.125
11/27/95            10,000              $7.50
11/28/95            10,000              $7.625
11/28/95            10,000              $7.75
11/28/95            10,000              $7.875
11/29/95            10,000              $8.25
11/29/95            10,000              $8.125
11/29/95            10,000              $8.00
12/01/95            10,000              $8.375
12/05/95            10,000              $8.625
12/05/95            10,000              $9.500
12/05/95            10,000              $9.250
12/05/95            10,000              $9.125
12/05/95            10,000              $9.000
12/05/95            10,000              $8.875
12/05/95            10,000              $8.750
12/06/95            10,000              $9.625
12/21/95            10,000              $9.000
12/21/95            10,000              $8.875
12/22/95            50,000              $9.50
1/12/96             10,000              $9.875
1/12/96             10,000              $10.000
1/12/96             10,000              $10.125
1/12/96              5,000              $10.25
1/15/96              5,000              $10.25

   (d)    Not applicable.

   (e)    May 23, 1995.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

In connection with Dow's purchase of the Warrant and the Issuer's Common Stock in 1981, Dr. Orrie M. Friedman, President of the Issuer, agreed that, as long as Dow owns at least 2% of the Issuer's Common Stock, he will vote all shares of the Issuer's Common Stock then owned by him in favor of the election of a representative of Dow, reasonably satisfactory to Dr. Friedman, as a director of the Issuer. At the present time, no Dow representative serves on the Issuer's Board.





                          SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 23, 1996      THE DOW CHEMICAL COMPANY


                              By:       /s/
                              Name:     J. Pedro Reinhard
                              Title:    Financial Vice President,
                                        Treasurer and Chief Financial Officer